Jan R. Hauser Vice President, Controller & Chief Accounting Officer General Electric Company 33-41 Farnsworth Street Boston, MA 02210 T 617 443 3006 F 617 428 8427 jan.hauser@ge.com

Via EDGAR

July 27, 2018

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:     General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 1, 2018
File No. 001-00035

Dear Ms. Ravitz:
We are responding to your comment letter dated July 5, 2018, to Jamie S. Miller, Senior Vice President and Chief Financial Officer of General Electric Company (“GE” or the “Company”) related to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2017

General

1.
In a letter to the staff dated July 30, 2015, you discussed limited contacts with Sudan and Syria. As you know, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response:

Our activities in Sudan and Syria have been conducted in full compliance with U.S. law as enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control (OFAC) or the U.S. Commerce Department's Bureau of Industry and Security (BIS). Our Company-wide policy continues to restrict all global entities owned or controlled by the Company from transacting business directly or indirectly with countries officially designated by the U.S. State Department as State Sponsors of Terrorism (currently Iran, North Korea, Sudan and Syria) absent U.S. Government authorization to do so.  Accordingly, the Company has had limited contacts with Sudan and Syria since our July 30, 2015 letter, although recent changes with respect to U.S. sanctions against Sudan have increased the amount of activity permitted in Sudan since January 2017.

GE does not consider these contacts to be material; business involving Sudan and Syria represented less than 0.01% of total GE Company revenue for each of the past three years. In light of the limited nature of GE’s contacts with Sudan and Syria, the safeguards for regulatory compliance that we have in place, and the fact that our contacts with Sudan and Syria generate such an insignificant percentage of our consolidated revenues, we do not believe that these contacts would be important to a reasonable investor making an investment decision. Moreover, because the federal government lifted sanctions against the Government of Sudan and the Sudanese petroleum and petrochemical industries in 2017, a wider variety of activities are now authorized under U.S. Government laws and regulations.

Syria

The Company's contacts with Syria relate to licensed humanitarian business conducted by GE Healthcare.  This business engages in the sale of medical equipment/devices and medical products/consumables (diagnostic contrast media), along with related spare parts and services.  Activities since our July 2015 letter have moved through designated distributors/dealers in Syria to hospitals, clinics and doctors.  All such humanitarian aid is provided pursuant to U.S. Government licenses. Revenues, assets, and liabilities associated with Syria are as follows:

	FY2015	FY2016	FY2017	1H2018
Revenues	$1.6 M	$1.1M	$1.4M	$0.4M
Assets	$0.1M	$0.3M	$0.1M	$0.3M
Liabilities	$0.1M	$0.3 M	$0.1M	$0.1M

GE businesses other than GE Healthcare do not have contacts in Syria due to applicable U.S. sanctions.

Sudan

Prior to 2017, the Company's contacts with Sudan related to licensed humanitarian business conducted by GE Healthcare.  In January 2017, OFAC issued a general license effectively lifting most economic sanctions against Sudan. In October 2017, executive orders that prohibited activity with the Government of Sudan and the petroleum and petrochemical industries in Sudan were revoked. Accordingly, GE began to explore business opportunities in Sudan in 2017 while remaining mindful of Sudan’s designation as a State Sponsor of Terrorism and the applicable U.S. export licensing requirements.

GE businesses are currently engaged in the following activity in Sudan, in compliance with all applicable U.S. trade controls:

•
The Healthcare business engages in the sale of medical equipment/devices and medical products/consumables (diagnostic contrast media), along with related spare parts and services. Activities since our July 2015 letter have moved through designated distributors/dealers in Sudan to hospitals, clinics and doctors.

•
In January 2018, BHGE’s Oilfield Services business and National Upstream Solutions Co. Ltd (NUS), a wholly-owned subsidiary of State-owned Sudapet, signed a Master Service Agreement to develop Sudan’s upstream oil field services. BHGE made the first delivery under that agreement in May 2018. In addition, BHGE and Sudapet’s fully-owned subsidiary ASAWER signed an MoU in November 2017 for the two companies to engage in developing some of Sudan’s local capabilities in the oil and gas sector. BHGE has also entered into an agreement to sell process chemicals to an oil refinery in Sudan via a channel partner.

•	The Renewable Energy business has contracted to provide a site intervention at the Merowe Dam in Sudan and expects to provide these services in the coming months.

Consolidated revenues, assets, and liabilities associated with Sudan are as follows:

	FY2015	FY2016	FY2017	1H2018
Revenues	$1.0M	$1.8M	$2.2M	$6.2M
Assets	--	--	--	--
Liabilities	$0.1M	$0.1M	--	--

In addition, GE businesses are currently pursuing opportunities in the areas of renewable energy, gas power systems, power generation projects and railway transportation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 18

2.	When presenting firm backlog in future filings, separately disclose the portion thereof not expected to be filled within the current year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:

We acknowledge the Staff's comment and confirm that in future filings of our Form 10-K, our disclosures related to backlog will be supplemented to include the portion not reasonably expected to be fulfilled within the current fiscal year.

We supplementally advise the Staff that following our adoption of ASC 606, we now disclose within our Revenue footnote (Note 9 in our June 30, 2018 Form 10-Q, page 85) our total remaining performance obligations (“RPO”) for both equipment and services as well as the amount of RPO that will be satisfied both within 1 year as well as the amount to be satisfied beyond one year.

Power - Commentary: 2017-2016 and 2016-2015, page 31

3.	In future filings, disclose any material known trends driving the variability in AGP upgrades.

Response:

We acknowledge the Staff’s comment and confirm that, in future filings, we will provide disclosures of material known trends that may drive variability in AGP upgrades (also known as service upgrades) within the segment commentary.  In our December 31, 2017 Form 10-K, we provided the commentary on the variability of AGP and service upgrades in several locations in the Form 10-K, as noted in the excerpts below:

Page 6: “…lower demand for services upgrades;…tougher competitive dynamics on transactional services”
Page 22: “The decline in Power segment results was primarily driven by market demands that were softer than expected, resulting in…65 fewer Advanced Gas Path upgrades when compared to the year ended December 31, 2016”
Page 29: “…lower demand for thermal generation affecting…installed base services.”
Page 31: “The power market continues to be challenged by the increasing…fleet penetration for AGPs”

In future filings, we will also consolidate this commentary within the segment disclosures, as appropriate. We refer the Staff to page 16 within our June 30, 2018 Form 10-Q for related disclosures.

Aviation - Commentary: 2017-2016 and 2016-2015, page 43

4.
We note your disclosure regarding continued growth in air travel for the periods presented. In future filings, disclose any material known trends that have caused the declining equipment revenues for the years presented.

Response:

We acknowledge the Staff's comment and confirm that in future filings our disclosures related to commercial engines equipment revenue in our Aviation segment will be supplemented with any material known trends that impact the amount of equipment revenue.

GE Corporate Items and Eliminations, page 58

5.	In future filings revise to clarify the difference between the restructuring and other charges included in the tables on pages 58 and 96 and the amounts included on page 60.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will further clarify that the Corporate restructuring and other charges excludes Oil & Gas restructuring and other charges, which is separately provided on page 60 of our Form 10-K for the year ended December 31, 2017. Additionally, we confirm that in future filings we will further clarify the presentation differences of restructuring and other charges.

We supplementally advise the Staff that the difference between the amounts on pages 58, 60 and 96 are reconciled as follows:

Corporate restructuring and other charges (per page 96)	$ 5,986
Losses on businesses held for sale (a)	(1,425)
Corporate restructuring and other charges (per page 58)	4,561
Oil and Gas restructuring charges (b)	768
Total restructuring and other charges (per page 60)	$ 5,329

(a) This amount is netted in the "Gains (losses) on disposals" on page 58, but included in "Corporate restructuring and other" on page 96.
(b) "Restructuring and Other charges" on page 60 represents the total of all charges across GE (ex. GE Capital) where page 96 shows O&G separately as part of an overall total GE (ex. GE Capital) reconciliation. The reconciliation within the Corporate Items and Eliminations section on page 58 is intended to show "Restructuring and other charges" exclusive of O&G charges (as those costs are recorded in the O&G segment and not at Corporate).

Liquidity Sources, page 72

6.
We note your disclosure that GE cash and equivalents includes $7.0 billion at BHGE. Indicate in future filings how you would access that cash. Disclose any restrictions and how any such restrictions or payment of a pro rata dividend would impact your cash and liquidity.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will clarify that BHGE cash can only be accessed by GE through the declaration of a dividend by BHGE’s Board of Directors, our pro-rata share of BHGE stock buy-backs, and repayments of any intercompany receivables. Please see the below disclosure as provided on page 38 in our June 30, 2018 Form 10-Q.

“GE cash, cash equivalents and restricted cash totaled $13.8 billion at June 30, 2018, and includes $4.9 billion in BHGE that can only be accessed by GE through the declaration of a dividend by BHGE’s Board of Directors, our pro-rata share of BHGE stock buy-backs, and repayments of any intercompany receivables.  As a result of these restrictions, GE does not consider BHGE cash a freely available source of liquidity for its purposes.”

7.
We note the disclosure in the last sentence of the first paragraph of this section. Given your disclosure that GE Capital does not expect to make a common share dividend distribution to GE for the foreseeable future, disclose the circumstances under which GE Capital has the right to compel GE to borrow under the disclosed credit lines and transfer the proceeds as loans to GE Capital. If GE Capital could require you to increase your indebtedness without increasing its cash flows to you, please include appropriate risk factor disclosure.

Response:

We acknowledge the Staff’s comments and confirm that in future filings we will clarify our disclosure to describe that GE Capital is not a party to GE’s credit lines but rather that its right to compel GE to borrow under certain of its credit lines originates from an intercompany borrowing agreement between GE and GE Capital. Any loans from GE to GE Capital pursuant to that intercompany agreement would be subject to the same terms and conditions as those between GE and the lending banks and accordingly, GE Capital is unable to require GE to increase its indebtedness without increasing its own indebtedness to GE and its obligation to repay such indebtedness with cash flows to GE.

The primary purpose of the arrangement is to provide GE Capital with access to short-term contingent liquidity in the event of unforeseen circumstances, such as an inability to access the short-term debt or commercial paper market, as described further within the funding & liquidity financial risk factor on pages 56 and 57 in our June 30, 2018 Form 10-Q.

8.
In your future filings that contain your cash and equivalents table, please add a number that shows the cash and cash equivalents available to GE without accessing the cash at BHGE and without the cash that may be restricted as indicated in footnote (a) to your current table.

Response:

We acknowledge the Staff’s comments and confirm that in future filings we will enhance our existing disclosure to better clarify our cash position excluding cash at BHGE and country-restricted cash. Please see the below disclosure as provided on page 38 in our June 30, 2018 Form 10-Q.

“Excluding cash held in countries with currency controls and cash at BHGE, total GE cash, cash equivalents and restricted cash was $6.0 billion at June 30, 2018.”

Cash Flows, page 79

9.
We note from the final transcript of the Insurance Update Call from January 16, 2018 the statements that “previously, the GE Capital preferred stock carried back-to-back terms with the GE parent” and that you are “modifying the GE Capital internal preferred stock to be mandatorily convertible to effectively strengthen GE

Capital's common equity.” If this conversion is a known trend, revise your future filings to indicate the impact and status of this conversion. For example, if this means that after such conversion, GE Capital would no longer pay preferred stock dividends to GE and that GE would have to rely on its own cash flows to pay dividends on the preferred shares held by outside investors, please make that clarification.

Response:

We acknowledge the Staff’s comment and supplementally advise that on July 1, 2018, GE Capital and GE exchanged the existing Series D preferred stock issued by GE Capital to GE for new GE Capital Series D preferred stock that is mandatorily convertible into GE Capital common stock on January 21, 2021. The cash dividend on the new GE Capital preferred stock will equal the cash dividend and accretion on the GE Series D preferred stock through January 21, 2021, at which time the GE Capital preferred stock will convert to GE Capital common stock. After this conversion, GE Capital will no longer pay preferred stock dividends to GE and GE will have to rely on its own cash flows to pay dividends on the GE Series D preferred stock. The exchange of GE Capital Series D preferred stock has no impact on the GE Series D preferred stock, which remains callable for $5,694 million on January 21, 2021 or thereafter on dividend payment dates.

We have provided the above information on page 38 within the Liquidity and Borrowings section of MD&A as well as the terms of the new GE Capital Series D preferred stock on page 92 within Note 15 of our June 30, 2018 Form 10-Q.

Supplemental Information

GE Industrial Structural Costs and GE Industrial Structural Costs, Excluding Acquisitions and Dispositions (Non-GAAP), page 96

10.
We reference your non-GAAP measure of Industrial structural costs. Please explain to us the purpose of this measure, what it is intended to represent and why you believe it is useful to investors. Explain how you determined the significant adjustment for segment variable costs and the reason that the adjustment for corporate restructuring and other charges does not agree to the amount reported on page 60.

We advise the Staff that as provided to investors in our March 22, 2017 Form 8-K, we introduced the Industrial structural cost non-GAAP measure beginning in 2017 as a way to measure our cost reduction actions across the Industrial segments and Corporate as the Company executes on its strategy to become simpler and more focused. We believe that this measure is a better measure of cost performance than using total costs incurred given the impact of changes in sales volume has on variable costs incurred. We also normalize the measure for the impact of acquisitions and dispositions and foreign exchange movements to allow for better comparability from period to period.

As it relates to segment variable costs, these costs represent costs within our industrial segments that vary with sales volume. The most significant variable costs would be material and direct labor costs incurred to produce our products and deliver our services. These costs are primarily recorded in the Statement of Earnings line items of cost of goods and cost of services sold. We refer the Staff to our enhanced disclosure of this non-GAAP measure on page 49 of our June 30, 2018 Form 10-Q.

As provided in our response to Question 5 above, please see the below reconciliation of corporate restructuring and other charges indicated on page 96 to the amount reported on page 60 of our December 31, 2017 Form 10-K. In summary, please note that the table on page 60 represents total Company restructuring and other charges, which subsequent to the formation of BHGE, Oil & Gas restructuring costs are now reflected in the segment results versus at Corporate.

Corporate restructuring and other charges (per page 96)	$ 5,986
Losses on businesses held for sale (a)	(1,425)
Corporate restructuring and other charges (per page 58)	4,561
Oil and Gas restructuring charges (b)	768
Total restructuring and other charges (per page 60)	$ 5,329

(a) This amount is netted in the "Gains (losses) on disposals" on page 58, but included in "Corporate restructuring and other" on page 96.
(b) "Restructuring and Other charges" on page 60 represents the total of all charges across GE (ex. GE Capital) where page 96 shows O&G separately as part of an overall total GE (ex. GE Capital) reconciliation. The reconciliation within the Corporate Items and Eliminations section on page 58 is intended to show "Restructuring and other charges" exclusive of O&G charges (as those costs are recorded in the O&G segment and not at Corporate).

GE Industrial Operating + Verticals Earnings and EPS (Non-GAAP), page 98

11.	Please tell us how you determined the adjustment of $(557) for GE capital other continuing earnings (loss) (Other Capital) for the measure of verticals earnings.

Response:

As a preface to our response, we provide the following background for the Staff’s consideration. In April 2015 we announced our plan to reduce the size of our financial services business through the sale of most of the assets of GE Capital, and to focus on continued investment and growth in our industrial businesses. The GE Capital businesses that relate to the Company's core industrial domain and other operations - GE Capital Aviation Services (GECAS), Energy Financial Services (EFS) and Industrial Finance (which includes Healthcare Equipment Finance, Working Capital Solutions and Industrial Financing Solutions), principally our vertical financing businesses, as well as our run-off insurance operations and allocated corporate costs, which we referred to as the Verticals as defined in page 14 of our December 31, 2017 Form 10-K.

The adjustment reflects certain costs that result from execution of the GE Capital Exit Plan, principally interest on non-Verticals borrowings, restructuring costs and GE and GE Capital headquarters costs that are in excess of those allocated to the Verticals, tax reform and the preferred stock dividend. We believed that presenting the results of the Verticals businesses we expected to retain after the exit plan is complete, provided management and investors with a useful measure to evaluate our performance.

We supplementally advise the Staff that beginning in 2018 and as presented in our March 31, 2018 Form 10-Q, we no longer separately report the GE Capital Verticals and Other Capital and instead we report GE Capital earnings (loss) from continuing operations attributable to GE common shareowners, a GAAP metric.

GE Industrial Return on Total Capital (GE Industrial ROTC) (Non-GAAP), page 101

12.	Please explain to us how you determined the average debt amounts for purposes of your non-GAAP measure of adjusted GE Industrial capital.

Response:

The average debt amounts are determined by taking an annual 5-point average of GE Industrial short term/long term borrowings, adjusted for GE Capital debt assumed by GE as a result of the GE merger with GE Capital in 2015. The total borrowings issued and outstanding used in the 5-point average is disclosed in the Financial Resources and Liquidity section of the MD&A in each of our filings. As a point of reference, we refer the Staff to the $41.7 billion of GE Industrial borrowings issued and outstanding as provided on page 72 of our December 31, 2017 Form 10-K.

Risk Factors

Funding & liquidity, page 109

13.
We note your recent statement that your dividend will be a function of free cash flows and cash from dispositions. Expand your risk factor disclosure in future filings to address material risks to your dividend from your funding and liquidity, including, as appropriate, from any changes to your credit ratings or other factors that may impact borrowing terms.

Response:

We acknowledge the Staff’s comment and confirm that, in future filings, our risk factor disclosure will address these material risks as appropriate. We refer the Staff to the updated risk factor disclosures as provided on pages 56 and 57 in our June 30, 2018 Form 10-Q.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Other Terms Used By GE, page 5

14.
We note that your discussion of backlog includes firm purchase orders that have not yet been received. Please explain to us why orders not yet received would be considered firm purchase orders. Refer to the guidance in Item 101(c)(viii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and will clarify the backlog term in future filings as provided on page 5 in our June 30, 2018 Form 10-Q. We supplementally advise the Staff that in accordance with the guidance in Item 101(c)(viii), we include within our backlog only those customer orders that we believe meet the definition of a firm purchase order. Although certain of these orders have cancellation clauses that enable the customer to terminate without a substantial penalty (primarily within our Aviation business), our historical experience indicates that the likelihood of cancellation is remote.

Consolidated Results, page 8

15.
We reference your non-GAAP measure of organic industrial segment revenues excluding Power and Oil & Gas segments. In future filings, please provide the reconciliation required by Item 10(e) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and to the extent we continue to utilize this non-GAAP measure we will provide the necessary reconciliation in future filings.

Supplemental Information, page 43

16.
In the tables on pages 45 and 46 you present the measures entitled Operating earnings (GAAP), Operating EPS (GAAP), GE Industrial operating earnings (GAAP), and GE Industrial operating EPS (GAAP) which appear to be non-GAAP measures as they exclude amounts that are included in the most directly comparable GAAP measure. Please revise your presentation in future filings to correctly label the measures as non-GAAP and to provide all disclosures required by Item 10(e) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and supplementally advise that in future filings, we will clarify the meaning of these measures. We have revised the presentation and labels effective with our June 30, 2018 Form 10-Q and now refer to our measure of earnings from continuing operations attributable to the common shareholders less the tax effected non-operating benefit costs as Adjusted continuing earnings. As presented on page 7, 50 and 51 of our June 30, 2018 Form 10-Q, we have also labeled this measure and the related Industrial adjusted continuing earnings measures as non-GAAP.

17.
Further, we note that Item 10(e)(1)(ii)(E) of Regulation S-K prohibits you from using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Tell us how your use of the titles Operating earnings and Operating EPS, which are accepted U.S. GAAP terms, complies with that guidance, or revise your presentation in future periods to comply.

Response:

We acknowledge the Staff’s comment and supplementally advise that as provided in our response to Question 16, that we have revised, effective in our June 30, 2018 Form 10-Q, our reference to these performance measures as Adjusted continuing earnings and Adjusted continuing EPS and appropriately label as non-GAAP measures.

18.	Please tell us how you determined each of the adjustments for GE Industrial U.S. tax reform enactment in the table on page 45.

Response:

The adjustment for GE Industrial U.S. tax reform enactment included in the table on page 45 was a tax provision charge of $31 million. As discussed on page 82 of our March 31, 2018 Form 10-Q, the U.S. tax reform adjustments for GE Industrial were due to discrete changes in the provisional estimate of the change in tax rate on deferred taxes identified at Baker Hughes in connection with the measurement period adjustments to purchase price allocation that reduced the provisional amounts recorded by $103 million in the quarter. Of this benefit, $134 million relates to non-consolidated operations and did not affect net earnings attributable to the company as there is an offsetting adjustment in income from noncontrolling interests. The cost of $31 million relates to the revaluation of deferred taxes corresponding to measurement period adjustments to the purchase price allocation for the Baker Hughes acquisition.

As further explanation, there were measurement period adjustments related to the Baker Hughes transaction during the three months ended March 31, 2018. Excluding adjustments related solely to noncontrolling interest, these were adjustments that, as of the transaction date (July 3, 2017), would have increased deferred tax assets at the U.S. tax rate of 35% then in effect. Deferred taxes would then be revalued, through tax expense, to reflect the reduction of the U.S. tax rate to 21% as a result of the enactment of U.S. tax reform in December 2017. The impact of the revaluation through tax expense from a 35% to 21% tax rate, with respect to GE’s ownership interest in Baker Hughes, was a cost of $31 million. This amount was only known and recorded in the first quarter of 2018 when the measurement period adjustments related to the Baker Hughes transaction occurred. We supplementally advise the Staff that as disclosed in our June 30, 2018 Form 10-Q, a related incremental $24 million adjustment was recorded in the three months ended June 30, 2018, primarily due to additional Baker Hughes transaction measurement period adjustments.

Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Accounting Changes, page 62

19.
We note your discussion of the impact of the new revenue accounting guidance on your (i) long-term service agreements, (ii) aviation commercial engines, and (iii) all other large equipment. In the long-term service contracts discussion on page 63 you appear to attribute the entire $8.3 billion reduction in your contract assets to the change in accounting for these agreements, but in the following section you attribute $1.8 billion of the reduction in contract assets to the change in accounting for aviation commercial engines. Further, in your Form 8-K filed April 13, 2018, referenced in this note, you disclose a $1.0 billion reduction in 2017 Renewable Energy segment revenues, a business you indicate was most significantly impacted by the change in accounting for all other large equipment. To help us better understand your accounting change, please quantify for us the change in your 2017 and 2016 revenues, the change in your beginning retained earnings at January 1, 2016 and the change in contract assets at December 31, 2017 resulting from the ASC 606 required changes in accounting for each of your (i) long-term service agreements, (ii) aviation commercial engines, and (iii) all other large equipment.

The table below quantifies the changes requested by the SEC staff.

	Change in ’16 revenue	Change in ’17 revenue	Change in 1/1/16 retained earnings	Change in 4Q’17 contract assets
LTSAs (a)	$(726)	$(933)	$(3,009)	$(8,255)
Aviation commercial engines (b)	(96)	(313)	(1,085)	(1,755)
All other (c)	602	(978)	(149)	1,505
Total Change	$(220)	$(2,224)	$(4,243)	$(8,505)

a)
Upon adoption of ASC 606, the accounting for Long-term service agreements ("LTSA") was impacted by contract modifications and changes in the accounting scope and term of our contracts. The effect of the adoption of ASC 606 on these contracts resulted in the changes reflected in the table above. Included within the LTSA change in the related 4Q ’17 contract asset balance are reclassifications to the “All other” contract asset category for service upgrades (which includes AGPs) that are no longer part of the LTSA unit of account and are now recognized at a point in time. AGPs may be sold with deferred payment terms resulting in a contract asset balance until we have the right to bill for the related revenue transaction. We disclose the service upgrade related balance that represents significant financing for these transactions as provided on page 86 of our June 30, 2018 Form 10-Q.

b)	As previously disclosed, the change in accounting for Aviation commercial engines quantified above is due to a change in the measure of revenues attributable to each individual engine sold.

c)	All other:

•
The change to '16 and '17 revenues primarily relates to a change in the timing of revenue recognition for equipment in our Renewable Energy business of $551 and ($1,007), respectively. As further explained in our response to Question 20, under ASC 605, revenue for wind turbines was recognized at commissioning and is now recognized at delivery under ASC 606. The increase in revenues for ’16 followed by a decrease in ’17 is primarily due to an increased number of wind turbine units delivered in ’16 and commissioned in ’17 as compared to units delivered in ’17. In addition, the change in timing in the recognition of work in process for overtime deliverables upon adoption of ASC 606 resulted in a significant amount of revenue in ’16 that had been previously deferred and recognized in ‘17. See response in Question 20 for further discussion and explanation for the change in recognition timing for these specific effects of the new standard adoption.

•
As discussed above, included within the caption “All other” is a $748 million reclassification from the LTSA contract asset category for service upgrades. In addition, the change in “All other” contract assets reflects other reclassifications to / from the contract asset balance, including a $230 million reclassification from current receivables to conform our presentation of revenues earned in advance of our right to invoice the customer.

20.
In future filings, please disclose the underlying reason for the accelerated timing of revenue recognition for All Other Large Equipment and explain how the timing of transfer of control differs from the transfer of risks and rewards. Explain to us, in quantified detail, the impact of this change on your financial statements.

Response:

To better explain and quantify the change driven by the adoption of ASC 606 related to All Other Large Equipment, we provide the following supplemental information. As previously disclosed, our Renewable Energy business was significantly impacted by this aspect of the adoption of the new standard. Under ASC 605, we recognized revenue when all risk had been transferred to a customer for wind turbine equipment that included installation and commissioning in the scope of the contract (generally for shipments outside of the U.S.). This deferral was due to the specific recognition criteria required by ASC 605 regarding risk of loss. In these contracts, the full risk of loss transfer for the wind turbine occurs at the time that the wind turbine has been installed and commissioned to generate power. In the application of ASC 606, we evaluated the indicators of control as provided by the standard (which includes risk of loss but only as an indicator versus a criterion) and concluded that the customer obtains control of the wind turbine equipment upon delivery.

In addition to these specific changes, some of the long-term construction type contracts within our Power and Renewable Energy business were previously accounted for using milestones (i.e., accumulated WIP released and revenue recognized at pre-defined progress points or “milestones”). However, under ASC 606, we have concluded that the cost-to-cost method is the most appropriate measure of progress. The accumulation of WIP and use of contract milestones is no longer acceptable for these arrangements under ASC 606.  As such, as we begin to fulfill our promise to the customer and incur costs to complete a given contract, all costs that meet the criteria of performance are recognized as a measure of progress rather than being accumulated in WIP.

These changes resulted in revenue adjustments as quantified below:

	’16 Revenue	’17 Revenue
Risk vs Control Indicators	$ 516	$ (585)
Cost to Cost WIP	(14)	(526)
Total Change	$ 502	$ (1,111)

We acknowledge the Staff’s request for enhanced disclosure of the change to the revenue recognition timing for All Other Large Equipment upon adoption of ASC 606. To supplement our disclosure in future filings, we will provide incremental information to further explain that our accounting policy under ASC 605 for these equipment contracts was to defer recognition until all risk had transferred to the customer, which was primarily upon product installation or customer acceptance.

Please see below for the expanded disclosure as provided in Note 1 of our June 30, 2018 Form 10-Q.

“All Other Large Equipment - … Our policy under ASC 605 was to defer recognition until all risk had transferred to the customer, which was generally upon product installation or customer acceptance. For these equipment contracts, the customer has control of the equipment in advance of the related installation or acceptance event based on our evaluation of the indicators provided in ASC 606...”

Note 9. Revenues, page 74

21.
For performance obligations satisfied over time, please explain to us how you considered the requirements of ASC 606-10-50-17 and 50-20 related to disclosing the significant judgments, methods, inputs and assumptions used in determining transaction prices, estimating variable consideration, and allocations to performance obligations.

Response:

We believe our enhanced revenue disclosures are consistent with the guidance in ASC 606-10-50-17 and 50-20. These disclosures related to significant judgments, methods, inputs and assumptions are included in our Critical Accounting Estimates (“CAE”) related to Revenue Recognition on LTSA as well as within Note 9 of our March 31, 2018 Form 10-Q.

In our CAE disclosure we highlight that “the standard requires us to make certain estimates that affect the amount and timing of revenue recognized in a given period, primarily related to equipment and service contracts that are recognized on an overtime basis” and that “the most critical estimates relevant to our revenue accounting are related to our long-term product service agreements”. Refer to the summary below that highlights our disclosure of significant judgments, methods, inputs and assumptions.

Also, to provide the Staff with additional context, we supplementally provide the following points of clarification:

•
The disclosure requirements related to allocations of the transaction price are not significant for equipment or LTSAs that are satisfied over time. These contracts are generally accounted for as a single performance obligation. The limited circumstances requiring allocations of transaction price are supported by standalone selling prices.

•
As discussed in more detail in our response to Question #22, the use of the phrase “expected revenues of a contract” is our “plain English” description of the “transaction price” in the context of LTSAs.

•
As discussed in more detail in response to Question #22, GE does not have a history of significant revenue reversals. As a result, the impact of applying a “constraint” to our estimates of variable consideration is not material.

Summary of disclosures from GE’s March 31, 2018 Form 10-Q:

•	Judgments:

◦	Our estimate of costs to be incurred to fulfill our promise of delivering customized equipment (Note 9)

◦	Estimates of both customer payments expected to be received over the contract term as well as the costs expected to be incurred to perform required maintenance services for our LTSAs (CAE)

◦	A significant estimate in determining expected revenues of a contract is estimating how customers will utilize their assets over the term of the agreement (CAE)

◦
To develop our cost estimates, we consider the timing and extent of future maintenance and overhaul events, including the amount and cost of labor, spare parts and other resources required to perform the services (CAE)

◦
We regularly assess customer credit risk inherent in the carrying amounts of receivables and contract assets and estimated earnings, including the risk that contractual penalties may not be sufficient to offset our accumulated investment in the event of customer termination (CAE)

•	Methods, Inputs and Assumptions:

◦	Equipment Sales -

▪	We recognize revenue using percentage of completion based on costs incurred relative to total expected costs (Note 9)

▪
Our estimate of costs to be incurred to fulfill our promise to a customer is based on our history of manufacturing or constructing similar assets for customers and is updated routinely to reflect changes in quantity or pricing of the inputs (Note 9)

▪	We recognize revenue as we customize the customer's equipment during the manufacturing or integration process and obtain right to payment for work performed (Note 9)

▪	We provide for potential losses on any of these agreements when it is probable that we will incur the loss (Note 9)

◦	LTSAs -

▪	We recognize revenue as we perform under these arrangements using an overtime accounting model based on costs incurred relative to total expected costs (CAE and Note 9)

▪
Throughout the life of a contract, this measure of progress captures the nature of the timing and extent of our underlying performance activities as our stand-ready services often fluctuate between routine inspections and maintenance, unscheduled service events and major overhauls at pre-determined usage intervals (CAE and Note 9)

▪	We routinely review estimates under product services agreements and regularly revise them to adjust for changes in outlook as described below (CAE)

▪	The revenue recognized each period is dependent on our estimate of how a customer will utilize their assets over the term of the agreement (CAE and Note 9)

▪
We generally use a combination of both historical utilization trends as well as forward-looking information such as market conditions and potential asset retirements in developing our revenue estimates (CAE and Note 9)

▪	In developing our cost estimates, we utilize a combination of our historical cost experience and expected cost improvements (CAE and Note 9)

▪
Cost improvements are only included in future cost estimates after savings have been observed in actual results or proven effective through an extensive regulatory or engineering approval process (CAE and Note 9)

▪
We gain insight into future utilization and cost trends, as well as credit risk, through our knowledge of the installed base of equipment and the close interaction with our customers that comes with supplying critical services and parts over extended periods (CAE)

▪
Contract modifications generally result in our recognizing the impact of the revised terms prospectively over the remaining life of the modified contract (i.e., effectively like a new contract). (CAE and Note 9)

22.
As a related matter we note from your disclosure on page 40 that you limit the amount of variable consideration used to estimate transaction price such that it is improbable that a significant revenue reversal will occur in future periods. Explain to us the types of variable consideration to which the constraint is applied and how the uncertainty about the amount of consideration is resolved. Also explain to us how you considered the guidance in ASC 606-10-50-12b and 606-10-50-15 related to disclosure of variable consideration.

Response:

Our disclosure of critical accounting estimates for LTSAs on page 40 of our March 31, 2018 Form 10-Q explains the type of variable consideration to which the constraint applies. LTSA customers generally pay us based on the utilization of the asset (per hour of usage for example). Inherent in the determination of expected revenue under these contracts is an estimate of how customers will utilize their assets over the term of the agreement. Our use of the phrase “expected revenues of a contract” is our “plain English” description of the “transaction price” in the context of LTSAs. In summary, the constraint applies to our variable “usage-based” fees in LTSAs.

The uncertainty about the amount of consideration included in the transaction price will be resolved by the customer’s ultimate use of the asset. As we discuss in our disclosure on page 40 of our March 31, 2018 Form 10-Q, changes in customer utilization can influence the timing and extent of overhauls and other service events over the life of the contract. As a result, the revenue recognized each period is dependent on our estimate of how a customer will utilize their assets over the term of the agreement.

With respect to our consideration of the guidance in ASC 606-10-50-12b and 606-10-50-15 related to disclosure of variable consideration, we supplementally advise the staff that our process for estimating variable consideration already incorporates the principles on which the guidance for constraining estimates of variable consideration is based. Refer to paragraphs BC214-215 in the Basis for Conclusions section of ASU 2014-09. As noted in our disclosure, we generally use a combination of both historical utilization trends as well as forward-looking information such as market conditions and potential asset retirements in developing our estimates. Based on a retrospective review of our LTSA contracts, GE has very limited experience with significant revenue reversals. As a result, the application of the revenue constraint is currently not material to our financial statements.

23.
We note your disclosure that you receive progress payments from customers for large equipment purchases, which is generally to reserve production slots. Please tell us how you considered ASC 606-10-32-15 in determining whether a significant financing component exists.

Response:

GE evaluates all contracts with customers for significant financing in accordance with ASC 606. Specifically, with respect to large equipment purchases, GE believes progress payments are made by customers for the purpose of securing limited production slots (consistent with standard industry payment terms), and therefore do not represent “significant financing” as the concept was intended by the FASB and IASB.  We believe the boards clarified their intent of the guidance provided at ASC 606-10-32-17(c), which indicates that in some circumstances a payment in advance or in arrears in accordance with the typical payment terms of an industry may have a primary purpose other than financing. For convenience, we have provided below the relevant guidance as provided at BC233(c) in the Basis for Conclusions section of ASU 2014-09.

“The difference between the promised consideration and the cash selling price of the good or service arises for reasons other than the provision of financing to either the customer or the entity. In some circumstances, a payment in advance or in arrears in accordance with the typical payment terms of an industry or jurisdiction may have a primary purpose other than financing. For example, a customer may retain or withhold some consideration that is payable only on successful completion of the contract or on achievement of a specified milestone. Alternatively, the customer might be required to pay some consideration up front to secure a future supply of limited goods or services. The primary purpose of those payment terms may be to provide the customer with assurance that the entity will complete its obligations satisfactorily under the contract, rather than to provide financing to the customer or the entity respectively.”

We supplementally advise the Staff that we do receive progress payments that we consider to be provided for the purpose of financing and account for these accordingly. These balances have not been material to our financial statements and we will continue to evaluate whether incremental disclosure is warranted to provide this information in our financial statements.

Note 19. Commitments, Guarantees, Product Warranties and Other Loss Contingencies

Other Loss Contingencies, page 93

24.
We note that you recorded a reserve of $1.5 billion during the first quarter of 2018 in connection with the DOJ’s ongoing investigation regarding potential violations of FIRREA by WMC and GE Capital. In future filings, disclose the specific underlying events and circumstances that resulted in this reserve. In addition, we note your discussion of the possibility that WMC will file for bankruptcy in the event of an adverse finding in the TMI case. Please revise future filings to address how this could impact your WMC reserve.

Response:

We acknowledge the Staff’s comment and confirm that we have supplemented our disclosure with a discussion of specific underlying events and circumstances that resulted in the reserve and how a WMC bankruptcy could impact our reserve.

We refer the Staff to the relevant updates to our Note 19 as provided on pages 102 and 103 in our June 30, 2018 Form 10-Q.

*******
In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don’t hesitate to contact me at 617-443-3006.
GENERAL ELECTRIC COMPANY

/s/ Jan R. Hauser
Jan R. Hauser
Vice President, Controller and Chief Accounting Officer

cc:     J. L. Flannery, Chairman of the Board and Chief Executive Officer
J. S. Miller, Senior Vice President and Chief Financial Officer
C. A. Pereira, Vice President and Chief Corporate, Securities and Finance Counsel and Chairman, Disclosure Committee
W. G. Beattie, Chairman, Audit Committee
L. Bradley, Partner, KPMG LLP